SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

of March 6, 2003

KLM ROYAL DUTCH AIRLINES

(translation of Registrant’s trade name into English)

Amsterdamseweg 55, 1182 GP Amstelveen, The Netherlands

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.)

Form 20-F	[X]	Form 40-F	[ ]

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes	[ ]	No	[X]

03/014

KLM overall load factor decreased 1.9 percentage points in February
KLM further reduces summer capacity

	February			April through February

(in millions)	2003	2002	Growth (%)	2002/03	2001/02	Growth (%)

Overall Revenue Ton-Kms	780	740	5	9,268	9,013	3
Available Ton-Kms	1,000	927	8	11,850	11,802	0
Load Factor (%)	77.9	79.8		78.2	76.4

Passenger Revenue Passenger-Kms	4,387	4,105	7	54,617	53,494	2
Available Seat-Kms	5,685	5,168	10	68,599	68,188	1
Passenger Load Factor (%)	77.2	79.4		79.6	78.4

Cargo Revenue Cargo Ton-Kms	340	328	4	3,815	3,670	4
Available Cargo Ton-Kms	463	435	6	5,340	5,326	0
Cargo Load Factor (%)	73.5	75.4		71.4	68.9

Note:
- Based on preliminary numbers.
- As of April 1, 2002 KLMuk traffic and capacity figures (excluding Buzz) are included in this publication.
Prior-year figures have been restated for comparative purposes.

Overall
In February, overall load factor decreased by 1.9 percentage points to 77.9 percent. Overall traffic increased only by 5 percent, while capacity was up 8 percent on last year.

Passenger traffic
February passenger load factor decreased by 2.2 percentage points to 77.2 percent. Passenger capacity increased by 10 percent, while passenger traffic was up 7 percent. Increased tension in the Middle East negatively affected traffic on the North Atlantic and Middle East routes. The North Atlantic passenger load factor decreased by 5.4 percentage points to 73.6 percent. Load factor on the Middle East routes decreased by 10.3 percentage points to 67.2 percent. On all other route areas, traffic kept pace with capacity.

Cargo traffic
In February, cargo load factor decreased by 1.9 percentage points to 73.5 percent. This was the result of an increase in traffic of 4 percent and a 6 percent higher capacity. Traffic on the Asia Pacific routes was 2 percent higher compared to last year on a 6 percent higher capacity. On the North Atlantic routes traffic increased by 10 percent, while capacity was up 11 percent. The increase in traffic and capacity is mainly the result of the shift in capacity to KLM from Northwest in the joint venture. Outbound traffic Europe remains under pressure.

Additional network and capacity adjustments for summer 2003
In view of current market circumstances, KLM will further adjust its network and capacity planning for summer 2003. These adjustments in capacity will be realized through deployment of smaller aircraft and the reduction of frequencies. For the summer schedule 2003 (March 30 until October 25, 2003), the current network and capacity planning results in a year-on-year passenger and cargo capacity increase of 3 and 8 percent respectively and mainly relates to a shift in capacity to KLM from Northwest in the joint venture. When eliminating this shift, passenger capacity would be virtually flat year-on-year. The increase in cargo capacity is also in part the effect of the replacement of 2 B747-300 freighters by 2 new, more efficient B747-400ER freighters.

KLM will make further adjustments should market circumstances so require.

Amstelveen, March 5, 2003

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

KLM Royal Dutch Airlines

Date: March 6, 2003	By	/s/ R.A. Ruijter

	Name: Title:	R.A. Ruijter Managing Director & CFO

	By	/s/ H.E. Kuipéri

	Name: Title:	H.E. Kuipéri Senior Vice President & General Secretary